UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Radyne Corporation

(Name of Subject Company (Issuer))

Comtech TA Corp.

and

Comtech Telecommunications Corp.

(Names of Filing Persons (Offerors))

Common Stock, $.001 par value per share

(Title of Class of Securities)

750611402

(CUSIP Number of Class of Securities)

Fred Kornberg

Chairman, Chief Executive Officer and President

Comtech Telecommunications Corp.

68 South Service Road, Suite 230

Melville, New York 11747

(631) 962-7000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jeffrey W. Tindell, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$259,892,778	$10,213.79

*	Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. The amount of the filing fee is calculated by multiplying the transaction value by 0.0000393. The transaction value was determined by multiplying the offer price of $11.50 per share by 22,599,372, the number of common stock, par value $0.001 per share (“Shares”) of Radyne Corporation (“Radyne”) outstanding as of May 1, 2008, as represented by Radyne in the Merger Agreement (as defined herein), which Shares consist of (a) 18,808,528 shares issued and outstanding, and (b) 3,790,844 shares reserved for future issuance pursuant to Radyne stock options or stock incentive rights granted pursuant to Radyne stock option plans.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Comtech TA Corp., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), to purchase all outstanding shares of common stock, $.001 par value per (“Shares”), of Radyne Corporation, a Delaware corporation (“Radyne”), at a price of $11.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 22, 2008 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and Comtech. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger, dated as of May 10, 2008 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Radyne, Comtech, and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company is Radyne Corporation. Radyne’s principal executive office is located at 3138 E. Elwood Street, Phoenix, Arizona 85034, and its telephone number at such principal executive office is 602-437-9620.

(b) This Tender Offer Statement on Schedule TO relates to Purchaser’s offer to purchase all outstanding Shares. According to Radyne, as of May 1, 2008, there were 18,808,528 Shares issued and outstanding, as represented by Radyne in the Merger Agreement.

(c) The information set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The information set forth in Section 9—“Certain Information Concerning Purchaser and Comtech” and Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in Sections 8, 9, 10 and 11—“Certain Information Concerning Radyne,” “Certain Information Concerning Purchaser and Comtech,” “Background of the Offer; Contacts with Radyne” and “Purpose of the Offer and Plans for Radyne; Summary of the Merger Agreement” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in Sections 6, 7, 10, 11 and 14—“Price Range of Shares; Dividends,” “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin

Regulations,” “Background of the Offer; Contacts with Radyne,” “Purpose of the Offer and Plans for Radyne; Summary of the Merger Agreement” and “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in Sections 8, 9, 10 and 11—“Certain Information Concerning Radyne,” “Certain Information Concerning Purchaser and Comtech,” “Background of the Offer; Contacts with Radyne” and “Purpose of the Offer and Plans for Radyne; Summary of the Merger Agreement” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in Sections 10, 11 and 16—“Background of the Offer; Contacts with Radyne,” “Purpose of the Offer and Plans for Radyne; Summary of the Merger Agreement” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in Sections 9, 10, 11 and 13—“Certain Information Concerning Purchaser and Comtech,” “Background of the Offer; Contacts with Radyne,” “Purpose of the Offer and Plans for Radyne; Summary of the Merger Agreement” and “Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3) The information set forth in Sections 11, 13 and 15—“Purpose of the Offer and Plans for Radyne; Summary of the Merger Agreement,” “Conditions of the Offer” and “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations” of the Offer to Purchase is incorporated herein by reference.

(a)(5) Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated May 22, 2008

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)	Press release issued by Comtech, dated May 12, 2008 (incorporated by reference to Form 8-K filed by Comtech with the Securities and Exchange Commission on May 12, 2008)

(a)(1)(H)	Form of summary advertisement, published May 22, 2008 in The New York Times

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Questions and Answers issued by Comtech, dated May 12, 2008 (incorporated by reference to Form 8-K filed by Comtech with the Securities and Exchange Commission on May 12, 2008)

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of May 10, 2008, by and among Radyne, Comtech and Comtech TA Corp.

(d)(2)	Confidentiality Agreement, dated as of January 3, 2008, by and between Comtech and Radyne.

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Comtech TA Corp.

By:	/s/ MICHAEL D. PORCELAIN
Name:	Michael D. Porcelain
Title:	Vice President, Secretary and Treasurer

Comtech Telecommunications Corp.

By:	/s/ FRED KORNBERG
Name:	Fred Kornberg
Title:	Chairman, Chief Executive Officer and President

Dated: May 22, 2008

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 22, 2008

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)	Press release issued by Comtech, dated May 12, 2008 (incorporated by reference to Form 8-K filed by Comtech with the Securities and Exchange Commission on May 12, 2008)

(a)(1)(H)	Form of summary advertisement, published May 22, 2008 in The New York Times

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Questions and Answers issued by Comtech, dated May 12, 2008 (incorporated by reference to Form 8-K filed by Comtech with the Securities and Exchange Commission on May 12, 2008)

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of May 10, 2008, by and among Radyne, Comtech and Comtech TA Corp.

(d)(2)	Confidentiality Agreement, dated as of January 3, 2008, by and between Comtech and Radyne.

(g)	Not applicable

(h)	Not applicable